Exhibit 99.1

Azure Power Announces Results of the 2022 Annual Meeting of Shareholders

New Delhi, September 30, 2022 -- Azure Power Global Limited (the “Company” or “Azure Power”) (NYSE: AZRE), a leading sustainable energy solutions provider and renewable power producer in India, announced that it held its 2022 Annual Meeting of Shareholders on September 30, 2022 at its New Delhi office. Each of the proposals submitted for shareholder approval was approved.

Specifically, the shareholders (i) re-appointed Ernst & Young (“EY Mauritius”) as the independent auditor of the Company (the “Auditor”) for the fiscal year ending March 31, 2023, (ii) re-elected Mr. Deepak Malhotra as the Company's director, (iii) re-elected Mr. M. S. Unnikrishnan as the Company's director, (iv) ratified the appointment of Ms. Christine Ann McNamara as the Company's director, and (v) ratified the appointment of Ms. Delphine Voeltzel as the Company's director.

About Azure Power

Azure Power is a leading independent sustainable energy solutions provider, and power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets. Azure Power developed India’s first utility scale solar project in 2009 and since then, Azure Power has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country. Azure Power also partners with commercial and industrial customers in their decarbonization journey by providing comprehensive solutions for their clean energy needs.

For more information about us, visit: www.azurepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of financing/refinancing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; cancellation of PPAs; changes in policies and regulations including net metering and interconnection limits or caps; ongoing and potential litigation and/or regulatory investigations; failure and delays in making regulatory filings (including in India, Mauritius and United States); the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its limited operating history; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company files with the US Securities and Exchange Commission from time to time. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

For more information:

Investor Contact

Exhibit 99.1

ir@azurepower.com

Media Contact

pr@azurepower.com